

July 30, 2012

Via E-mail
James A. Wilhelm
President and Chief Executive Officer
Standard Parking Corporation
900 N. Michigan Avenue
Suite 1600
Chicago, IL 60611-1542

> **Re: Standard Parking Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **And Documents Incorporated by Reference**
> **Response dated July 27, 2012**
> **File No. 000-50796**

Dear Mr. Wilhelm:

        We have reviewed your responses to the comments in our letter dated July 25, 2012 and have the following additional comments.

Unaudited Pro Forma Combined Financial Information, page 130

Notes to the Unaudited Pro Forma Combined Financial Information, page 137

Notes to Unaudited Pro Forma Combined Statement of Operations, page 145

1. Reference is made to note (5) where you indicate that the provision for income tax related to the pro forma adjustments utilizes the effective tax rates of each of the entities. However, Article 11 of Regulation S-X states that the statutory tax rate should be used to calculate the income tax effect of pro forma adjustments. However, different tax rates may be used only if they are factually supportable. In this regard, please revise your pro forma tax adjustment utilizing the statutory rate or advise us how the rate used is factually supportable. Please refer to instruction 7 of Article 11-02 of Regulation S-X.

2. Notwithstanding the above, we note the pro forma income tax adjustment utilizes a rate of 33% for the year ended December 31, 2011 and 35% for the three months ended March 31, 2012 based upon the amounts presented in the pro forma combined statements of operations. It appears that such amounts do not agree to the effective rate of the combined entity provided in note (5). Please revise this inconsistency.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen for

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Mark D. Wood
        Katten Muchin Rosenman LLP